Exhibit 99.172

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NexTech AR and Fastly Partnership Achieves Breakthrough In Enterprise Video Security

Enterprise Video protected at both ends via JWT.

Santa Cruz, CA – Toronto, ON –June 25, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that with the help of Fastly (NYSE: FSLY), a global edge cloud platform, it achieved a breakthrough in enterprise video security. Its implementation of JWT with Fastly brings token authentication to the edge greatly enhancing security and performance.

Scott Bishop of Fastly comments, “We were happy to work with NexTech AR Inferno’s team in bringing their JWT authentication to the edge. Our platform’s design allows us to compute at the edge and authenticating JWT at this stage is exactly the kind of use case we envisioned. Computing these at the edge enhances both Inferno ARs security as well as performance. What we have achieved with InfernoAR is fantastic”.

InfernoAR- CTO Mark Pace comments. “We are always looking at ways to enhance security. That we were able to push authentication to the edge to not only increase security, but also performance is a huge win. With the assistance of Fastly we were able to edge compute JWT putting the first line of defense as close to the user as possible.”

Evan Gappelberg, Chief Executive Officer, NexTech AR noted “InfernoAR is a category killer product for NexTech”

He continues” InfernoAR, is the world’s most advanced SaaS AR Video Conferencing and Video Learning Experience Platform for Events, that is loaded with features including; Interactive Video, Artificial Intelligence and Augmented Reality all in one super-secure platform allowing enterprises the ability to create the world’s most engaging virtual event management and learning experiences with the added knowledge that their data is secure. With automated closed captions and translations to over 64 languages InfernoAR is in a class by itself.

As Fastly continues to offer more edge compute services, Pace sees InfernoAR moving additional features to the edge. Functions such as playlist rewriting, used to service iOS devices, can be moved to the edge further enhancing performance. “I’m looking forward to moving more of our basic services to the edge to remove load from the core to add more reliability and reduce latency as we move all of these closer to the user.”

Security is a core feature of InfernoAR – the platform services many Fortune 500 businesses. Token authentication allows the CDNs to reject serving videos to unauthorized users, by taking the JWT authentication to the edge security is pushed closer to the user and load is taken off the core application.

About Fastly

Fastly helps people stay better connected with the things they love. Fastly’s edge cloud platform enables customers to create great digital experiences quickly, securely, and reliably by processing, serving, and securing our customers’ applications as close to their end-users as possible — at the edge of the Internet. The platform is designed to take advantage of the modern internet, to be programmable, and to support agile software development. Fastly’s customers include many of the world’s most prominent companies, including Vimeo, Pinterest, The New York Times, and GitHub.

About InfernoAR

InfernoAR, supports clients that require integration with enterprise systems, custom workflow, cognitive search and discovery, interactive features and secure multi-CDN streaming in front of and behind the firewall. InfernoAR has been providing top products and service in the video streaming space for 10+ years.

Recent Company Highlights in 2020:

●	June 22, 2020: Signed a one year contract to provide its InfernoAR Virtual Events video conferencing platform services to Real Asset Media. The initial contract value is for $135,000 with the potential for substantial additional revenue as augmented reality use cases emerge.

●	June 19, 2020: NexTech closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). This financing provides the company with a healthy cash and inventory position of over $7.5million - it’s highest ever.

●	June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: Signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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